WOODSIDE
AUSTRALIAN ENERGY

03 JAN 21 AM 7:21

7 January 2003

03003319

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-296-P (Whitetail-1), lodged with the Australian Stock Exchange on 7 January 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

82-2280

7 January 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-296-P
Whitetail-1

Woodside Petroleum Ltd., Operator of the WA-296-P Joint Venture, reports that the Whitetail-1 exploration well located in the offshore Beagle Sub-basin was spudded on 1 January 2003. On 7 January 2003 the operation was preparing to drill ahead in 8½ inch hole.

The Atwood Falcon drill rig is drilling the well. The location is approximately 420 kilometres west of the town of Broome. Water depth at the location is 953 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-296-P is 14.33%. Other participants are BHP Billiton (North West Shelf) Pty. Ltd. (16.67%), BP Exploration (Alpha) Limited (19.00%), ChevronTexaco Australia Pty. Ltd. (16.67%), Japan Australia LNG (MIMI) Pty. Ltd. (16.67%) and Shell Development (Australia) Proprietary Limited (16.67%).

Anthony Niardone
Asst. Company Secretary